                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             Software AG Systems, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
           --------------------------------------------------------
                         (Title of Class of Securities)

                                  834025 10 8
           --------------------------------------------------------
                                 (CUSIP Number)

                              Robert B. Ott, Esq.
                                Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, DC  20004-1202
                                (202) 942-5008
         --------------------------------------------------------------
         (Name, Address, and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               November 18, 1997
          -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834025108                13D                        Page 2 of 16 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Thayer Equity Investors III, L.P.
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]
--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Source of Funds:  OO
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:           17,125,940
--------------------------------------------------------------------------------

8)   Shared Voting Power:               - 0 -
--------------------------------------------------------------------------------

9)   Sole Dispositive Power:      17,125,940
--------------------------------------------------------------------------------

10)  Shared Dispositive Power:          - 0 -
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 17,125,940
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  59.2%
--------------------------------------------------------------------------------

14)  Type of Reporting Person:  PN
--------------------------------------------------------------------------------

CUSIP No. 834025108                13D                        Page 3 of 16 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     TC Equity Partners, L.L.C.
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]
--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Source of Funds:  OO
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:           17,125,940
--------------------------------------------------------------------------------

8)   Shared Voting Power:               - 0 -
--------------------------------------------------------------------------------

9)   Sole Dispositive Power:      17,125,940
--------------------------------------------------------------------------------

10)  Shared Dispositive Power:          - 0 -
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 17,125,940
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  59.2%
--------------------------------------------------------------------------------

14)  Type of Reporting Person:  OO
--------------------------------------------------------------------------------

CUSIP No. 834025108                13D                        Page 4 of 16 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     TC Co-Investors, LLC
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]
--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Source of Funds:  OO
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:           92,985
--------------------------------------------------------------------------------

8)   Shared Voting Power:           - 0 -
--------------------------------------------------------------------------------

9)   Sole Dispositive Power:      92,985
--------------------------------------------------------------------------------

10)  Shared Dispositive Power:      - 0 -
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 92,985
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  0.3%
--------------------------------------------------------------------------------

14)  Type of Reporting Person:  OO
--------------------------------------------------------------------------------

CUSIP No. 834025108                13D                        Page 5 of 16 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     TC Management Partners, L.L.C.
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]
--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Source of Funds:  OO
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:           92,985
--------------------------------------------------------------------------------

8)   Shared Voting Power:           - 0 -
--------------------------------------------------------------------------------

9)   Sole Dispositive Power:      92,985
--------------------------------------------------------------------------------

10)  Shared Dispositive Power:      - 0 -
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 92,985
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  0.3%
--------------------------------------------------------------------------------

14)  Type of Reporting Person:  OO
--------------------------------------------------------------------------------

CUSIP No. 834025108                13D                        Page 6 of 16 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Carl J. Rickertsen
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]
--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Source of Funds:  PF, OO
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:                     8,000
--------------------------------------------------------------------------------

8)   Shared Voting Power:              17,218,925
--------------------------------------------------------------------------------

9)   Sole Dispositive Power:                8,000
--------------------------------------------------------------------------------

10)  Shared Dispositive Power:         17,218,925
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 17,226,925
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  60.0%
--------------------------------------------------------------------------------

14)  Type of Reporting Person:  IN
--------------------------------------------------------------------------------

CUSIP No. 834025108                13D                        Page 7 of 16 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Paul G. Stern
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]
--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Source of Funds:  OO
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:                 - 0 -
--------------------------------------------------------------------------------

8)   Shared Voting Power:         17,218,925
--------------------------------------------------------------------------------

9)   Sole Dispositive Power:            - 0 -
--------------------------------------------------------------------------------

10)  Shared Dispositive Power:    17,218,925
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 17,218,925
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  60.0%
--------------------------------------------------------------------------------

14)  Type of Reporting Person:  IN
--------------------------------------------------------------------------------

CUSIP No. 834025108                13D                        Page 8 of 16 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Frederic V. Malek
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]
--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Source of Funds:  OO
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:                 - 0 -
--------------------------------------------------------------------------------

8)   Shared Voting Power:         17,218,925
--------------------------------------------------------------------------------

9)   Sole Dispositive Power:            - 0 -
--------------------------------------------------------------------------------

10)  Shared Dispositive Power:    17,218,925
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person: 17,218,925
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  60.0%
--------------------------------------------------------------------------------

14)  Type of Reporting Person:  IN
--------------------------------------------------------------------------------

CUSIP No. 834025108                13D                        Page 9 of 16 Pages

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to shares of Common Stock, par value $.01 per share ("Shares"), of Software AG Systems, Inc. (the "Issuer"), a Delaware corporation, which has its principal executive offices at 11190 Sunrise Valley Drive, Reston, Virginia 20191.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a)-(c), (f). This statement is filed on behalf of the persons named in paragraphs 1 through 7 below (collectively, the "Reporting Persons") and their written agreement to the joint filing of this statement is attached hereto as Exhibit A. The following information is furnished with respect to each of the Reporting Persons:

          1.   THAYER EQUITY INVESTORS III, L.P.
               ---------------------------------

          Thayer Equity Investors III, L.P. ("Thayer") is a Delaware limited partnership whose principal office address is 1455 Pennsylvania Avenue, N.W., Washington, DC 20004. Thayer is a private equity fund and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries. Paragraph 2 of this Item 2 contains information regarding the general partner of Thayer and paragraphs 5 through 7 of this Item 2 contain information regarding the persons controlling such general partner.

          2.   TC EQUITY PARTNERS, L.L.C.
               --------------------------

          TC Equity Partners, L.L.C. ("TC Equity") is a Delaware limited liability company whose principal office address is 1259 Crest Lane, McLean, Virginia 22101. TC Equity is the sole general partner of Thayer and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries. Paragraphs 5 through 7 contain information regarding the principal members of TC Equity.

          3.   TC CO-INVESTORS, LLC
               --------------------

          TC Co-Investors, LLC ("TC Co-Investors") is a Delaware limited liability company whose principal office address is 1455 Pennsylvania Avenue,

CUSIP No. 834025108                13D                       Page 10 of 16 Pages

N.W., Washington, DC 20004. TC Co-Investors is a private investment company and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries. Paragraph 4 of this Item 2 contains information regarding the managing member of TC Co-Investors and paragraphs 5 through 7 of this Item 2 contain information regarding the persons controlling such managing member.

          4.   TC MANAGEMENT PARTNERS, L.L.C.
               ------------------------------

          TC Management Partners, L.L.C. ("TC Management") is a Delaware limited liability company whose principal office address is 1455 Pennsylvania Avenue, N.W., Washington, DC 20004. TC Management is the managing member of TC Equity and TC Co-Investors and its principal business is managing the business affairs of TC Equity and TC Co-Investors. Paragraphs 5 through 7 contain information regarding the members of TC Management.

          5.   CARL J. RICKERTSEN
               ------------------

          Mr. Rickertsen, a United States citizen, is one of the principal members of TC Equity and of TC Management. Mr. Rickertsen is also the Chairman of the Board of the Issuer. His business address is 1455 Pennsylvania Avenue, N.W., Washington, DC 20004.

          6.   PAUL G. STERN
               -------------

          Dr. Stern, a United States citizen, is one of the principal members of TC Equity and of TC Management. Dr. Stern is also a director of the Issuer. His business address is 1455 Pennsylvania Avenue, N.W., Washington, DC 20004.

          7.   FREDERIC V. MALEK
               -----------------

          Mr. Malek, a United States citizen, is one of the principal members of TC Equity and of TC Management. His business address is 1455 Pennsylvania Avenue, N.W., Washington, DC 20004.

          (d) and (e). During the last five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a

CUSIP No. 834025108                13D                       Page 11 of 16 Pages

judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Mr. Rickertsen used personal funds to acquire 8,000 Shares on November 18, 1997 in the initial public offering of the Issuer's common stock (the
"IPO") for an aggregate purchase price of $80,000, or $10.00 per Share.

          Pursuant to an agreement by and among the Issuer, Thayer, Software AG, a German corporation, and certain officers of the Issuer (the "Recapitalization Agreement"), a copy of which is attached hereto as Exhibit B, Thayer used investment capital contributed by its general and limited partners and their respective members, as the case may be, to acquire the Shares held of record by it from the Issuer on March 31, 1997 in connection with the recapitalization of the Issuer (the "Recapitalization") at an aggregate purchase price of $25,175,131.80, or $1.47 per share.

          TC Co-Investors used investment capital contributed by its members to acquire the Shares held of record by it from Thayer on June 30, 1997 at an aggregate purchase price of $136,687.95, or $1.47 per share.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Except for the 92,985 Shares held of record by TC Co-Investors and the 8,000 Shares acquired by Mr. Rickertsen on November 18, 1997, all of the Reporting Persons acquired their Shares in connection with the Recapitalization for purposes of exerting a controlling influence over the Issuer. TC Co-Investors acquired its Shares for investment purposes. Mr.

CUSIP No. 834025108                13D                       Page 12 of 16 Pages

Rickertsen acquired 8,000 Shares on November 18, 1997 in the IPO for investment purposes. Mr. Rickertsen and Dr. Stern currently serve as directors of the Issuer.

          None of the Reporting Persons has any present plans, proposals or intentions that relate to or would result in any of the following actions: (a) the acquisition or disposition of securities of the Issuer; (b) any extraordinary corporate transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation; (c) selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; (d) merging or consolidating the Issuer or any of its subsidiaries with any person; (e) changing the current board of directors or management of the Issuer; (f) materially changing the Issuer's capitalization, dividend policy, business or corporate structure; (g) making any change in the Issuer's charter or bylaws; (h) taking any other action which might impede the acquisition of control of the Issuer by any person; (i) causing the Shares to be delisted from the New York Stock Exchange; (j) causing any class of the Issuer's equity securities to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (k) taking any action similar to any of those enumerated above. In their capacity as controlling persons with respect to the Issuer, the Reporting Persons (other than TC Co-Investors and TC Management) may pursue such or similar actions in the future.

CUSIP No. 834025108                13D                      Page 13 of 16 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each of the Reporting Persons are set forth below. Except as otherwise indicated, each Reporting Person has the sole power to vote and to dispose of the Shares listed opposite his or its name.

       NAME OF                              NUMBER OF          PERCENT OF
     BENEFICIAL                           SHARES BENE-        OUTSTANDING
       OWNER                             FICIALLY OWNED     SHARES OWNED/*/
     -----------                         --------------     ----------------
     Thayer Equity
         Investors III, L.P.               17,125,940             59.2%

     TC Equity
         Partners, L.L.C./(1)/             17,125,940             59.2%

     TC Co-Investors, LLC                      92,985              0.3%

     TC Management Partners, L.L.C./(2)/       92,985              0.3%

     Carl J. Rickertsen/(3)(4)/            17,226,925             60.0%

     Paul G. Stern/(3)/                    17,218,925             60.0%

     Frederic V. Malek/(3)/                17,218,925             60.0%

     Reporting Persons
         as a Group                        17,226,925             60.0%

     _______________________________________________________

     * Based upon the 28,937,500 Shares outstanding upon completion of the IPO on November 21, 1997.

     (1) TC Equity is the sole general partner of Thayer and beneficially owns, and has sole voting and investment power with respect to, the Shares held of record by Thayer.

     (2) TC Management is the managing member of TC Co-Investors and beneficially owns, and has sole voting and investment power with respect to, the Shares held of record by TC Co-Investors.

     (3) Includes 17,125,940 Shares held of record by Thayer and 92,985 Shares held of record by TC Co-Investors. Messrs. Malek and Rickertsen and Dr. Stern are the members of TC Management and the principal members of TC Equity and may be deemed to be the beneficial owners of, and to have shared voting and investment power with respect to, the Shares held of record by each of Thayer and TC Co-Investors.

     (4) Consists of (i) 8,000 Shares held of record by Mr. Rickertsen, with respect to which Mr. Rickertsen has sole voting and investment power and (ii) 17,125,940 Shares held of record by Thayer and 92,985 Shares held of record by TC Co-Investors, with respect to which Mr. Rickertsen has shared voting and investment power.

CUSIP No. 834025108                13D                      Page 14 of 16 Pages

       (c) Except for Mr. Rickertsen's acquisition of 8,000 Shares on November 18, 1997 in the IPO at a price of $10.00 per Share, the Reporting Persons did not purchase any Shares during the past sixty days.

       (d)  Not Applicable.

       (e)  Not Applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.
          -------------------------------------------

          In connection with the IPO, each of Thayer, TC Co-Investors, Mr. Rickertsen and Dr. Stern (collectively, the "Lock Up Parties") entered into a lock-up agreement in favor of BancAmerica Robertsen Stephens and Donaldson, Lufkin & Jenrette Securities Corporation, the representatives of the underwriters for the IPO (the "Representatives"), each of which provides that the Lock Up Party may not sell or otherwise dispose of any Shares until May 17, 1998 without the prior written consent of the Representatives. Copies of the lock-up agreements are attached hereto as Exhibit C and are incorporated herein by reference.

          Thayer and the Issuer have entered into a Registration Rights Agreement, dated as of September 26, 1997, a copy of which is attached hereto as Exhibit D, for the benefit of all holders as of September 26, 1997 of "restricted securities" of the Issuer within the meaning of Rule 144 of the Securities and Exchange Commission, and certain transferees of such holders. Pursuant to this agreement, a majority-in-interest of such holders has the right to require the Issuer to register their restricted securities for resale under the Securities Act of 1933, as amended, on up to five occasions and such holders have been granted certain "piggy-back" registration rights with regard to certain securities offerings initiated by the Issuer.

          Other than as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

CUSIP No. 834025108                13D                      Page 15 of 16 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     Exhibit A  Joint Filing Agreement, dated as of December 2, 1997.

     Exhibit B  Recapitalization Agreement, dated as of March 18, 1997.

     Exhibit C  Lock-Up Agreements of certain of the Reporting Persons.

     Exhibit D  Registration Rights Agreement, dated as of September 26, 1997.

     Exhibit E  Powers of Attorney

CUSIP No. 834025108                13D                      Page 16 of 16 Pages

     SIGNATURES

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  December 2, 1997

THAYER EQUITY INVESTORS III, L.P.      TC CO-INVESTORS, LLC

By:  TC Equity Partners, L.L.C.        By: TC Management Partners, L.L.C.
     its General Partner                   its Managing Member

     By: /s/ Carl J. Rickertsen            By: /s/ Carl J. Rickertsen
        -----------------------                ----------------------
        Carl J. Rickertsen                     Carl J. Rickertsen
        Member                                 Member

TC EQUITY PARTNERS, L.L.C.             TC MANAGEMENT PARTNERS, L.L.C.

By: /s/ Carl J. Rickertsen             By: /s/ Carl J. Rickertsen
   -----------------------                -----------------------
   Carl J. Rickertsen                      Carl J. Rickertsen
   Member                                  Member


By: /s/ Carl J. Rickertsen             By:         *
   -----------------------                ---------------------
   Carl J. Rickertsen                        Paul G. Stern


By:          *
   -----------------------
   Frederic V. Malek


*By: /s/ Carl J. Rickertsen
    -----------------------
     Carl J. Rickertsen
     Attorney-In-Fact